SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

Exemption No. 82-5129

SUPPL

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 12g3-2(b)
the Securities Exchange Act of 1934

Report on Disclosure of Information of SEKISUI HOUSE, LTD.

SEKISUI HOUSE, LTD.
(Translation of registrant's name into English)

Tower East Umeda Sky Building
1-88 Oyodonaka 1-chome, Kita-ku, Osaka 531-0076, Japan
(Address of principal executive offices)

SEKISUI HOUSE

News Release

Notice regarding Dissolution of OX Seven (Subsidiary)

November 15, 2007 – The Board of Directors of Sekisui House, Ltd. (the "Company") passed a resolution today authorizing the Company to dissolve its subsidiary, OX Seven, Corp. ("OX Seven"). The details are as follows:

1. Background

OX Seven is primarily engaged in the holding, management, and transaction of real estate. With the purpose of acquiring real estate for sale held by OX Seven, Sekisui House acquired a 100% stake in the company, thereby making it a wholly owned subsidiary. Now that this original purpose has been accomplished, it has been decided to dissolve OX Seven.

2. Profile of Company

Trading name:	OX Seven, Corp.
Established:	September 10, 2004
Headquarters:	2-1-1, Yoyogi, Shibuya-ku, Tokyo
Representative:	Akira Kuroda
Capitalization:	Three million yen
Shareholder:	Sekisui House, Ltd. (100% ownership)

3. Schedule of Dissolution (subject to change)

November 19, 2007:
Extraordinary shareholders' meeting of OX Seven to approve its dissolution
January 31, 2008:
Liquidation complete

4. Forecasts

This will have no impact on the Company's business results or consolidated financial position.

* * *

For further information, please contact:
Mr. Hidehiro Yamaguchi
Head of Corporate Communications Department
Sekisui House, Ltd.
Tel: 06-6440-3021 Fax: 06-6440-3369
Email: info-ir@qz.sekisuihouse.co.jp

SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sekisui House, Ltd.
(Registrant)

November 15, 2007

By: Koji Nakata
Koji Nakata
Chief Manager of Legal Department

END